THIS DOCUMENT IS A CONFIRMING COPY OF A SCHEDULE 14d-1
                       THAT WAS FILED ON NOVEMBER 12, 1998
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------

                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                           Jones Growth Partners, L.P.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)
                           --------------------------

                                                        Copy to:
Ronald M. Dickerman                                     Lance D. Myers, Esq.
Madison Liquidity Investors 104, LLC                    Cullen and Dykman
P.O. Box 7461                                           177 Montague Street
Incline Village, Nevada 89452                           Brooklyn, New York 11201
(212) 687-1899                                          (718) 780-0048
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee
                           --------------------------
                           Transaction      Amount of
                            Valuation       Filing Fee

                          $3,819,600.00      $763.92
                           --------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 8,488 Limited Partnership Interests ("Units") of the subject company at $450.00 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:
                  Form or Registration Number:
                  Filing Party:
                  Date Filed:
================================================================================

CUSIP NO. None                        14D-1                    Page 1 of 3 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Person

         Madison Liquidity Investors 104, LLC
         134022656

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [X]

3.       SEC Use Only

4.       Sources of Funds (See Instructions)
         WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) [ ]

6.       Citizenship or Place of Organization
         Delaware

7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,051    Madison Partnership Liquidity Investors 30, LLC

8.       Check if the Aggregate in Row (7) Excludes Certain Shares
         (See Instructions) [   ]

9.       Percent of Class Represented by Amount in Row (7)
         4.7

10.      Type of Reporting Person (See Instructions)
         OO



Item 1.  Security and Subject Company.

     (a) This Schedule relates to limited partnership interests (the "Units") of Jones Growth Partners, L.P. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 9697 E. Mineral Avenue, P.O. Box 3309, Englewood, Colorado 80155.

     (b) This Schedule relates to the offer by Madison Liquidity Investors 104, LLC (the "Purchaser"), to purchase up to 8,488 Units for cash at a price equal to $450.00 per Unit less the amount of any cash distributions made on or after November 5, 1998, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 1998 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 85,740 Units outstanding as of October 21, 1998, according to its definitive proxy statement.

     (c) The information set forth under the captions
"Introduction-Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

     (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

     (a)-(b) See the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since September 1, 1998, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4. Source and Amount of Funds or Other Consideration.

     (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.
     (b)-(c) Not applicable.


CUSIP NO. None                       14D-1                     Page 2 of 3 Pages

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

        (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.
        (f) Not applicable.

Item 6. Interest in Securities of the Subject Company.

        (a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

        The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or To Be Compensated.

         None.

Item 9. Financial Statements of Certain Bidders.

         Not applicable.

Item 10. Additional Information.

         (a)  None.
         (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.
         (d)  None.
         (e)  None.
         (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11. Material to be Filed as Exhibits.

         (a)(1)  Offer to Purchase dated November 5, 1998
         (a)(2)  Agreement of Assignment and Transfer
         (a)(3)  Form of Letter to Unitholders dated November 5, 1998
         (a)(4)  Form of Advertisement (if applicable)
         (b)-(f) Not applicable.


                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 1998


Madison Liquidity Investors 104, LLC
By Ronald M. Dickerman, Managing Director


By:      /s/ RONALD M. DICKERMAN
         --------------------------------------
         Ronald M. Dickerman, Managing Director


                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

(a)(1)            Offer to Purchase dated November 5, 1998
(a)(2)            Agreement of Assignment and Transfer
(a)(3)            Form of Letter to Unitholders dated November 5, 1998
(a)(4)            Form of Advertisement (if applicable)



CUSIP NO. None                       14D-1                     Page 3 of 3 Pages